Exhibit 1.01

Allison Transmission Holdings, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

This Conflict Minerals Report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict in the Democratic Republic of Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). As permitted under Rule 13p-1, this Conflict Minerals Report has not been subject to an independent private sector audit.

A copy of this Conflict Minerals Report is publicly available at www.allisontransmission.com.

1.	Company Overview and Product Description

Allison Transmission Holdings, Inc. and its subsidiaries (“Allison”, “we,” “us” or “our”) design and manufacture fully-automatic transmissions for medium- and heavy-duty commercial vehicles, medium- and heavy-tactical U.S. defense vehicles and hybrid-propulsion systems for transit buses. We generate our net sales primarily from the sale of transmissions, transmission parts, support equipment, defense kits, engineering services and extended transmission coverage to a wide array of original equipment manufacturers (“OEMs”), distributors and the U.S. government.

We conducted an analysis of our products and found that gold, tantalum, tin and tungsten are used in the manufacture of our commercial, defense and hybrid products.

A complete description of our products can be found in our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission on February 20, 2015.

2.	Reasonable Country of Origin Inquiry

After determining our products contain conflict minerals, we then conducted a reasonable country of origin inquiry (“RCOI”) to determine whether our necessary conflict minerals originated in the Covered Countries. As a company engaged in the design and manufacture of commercial and defense fully-automatic transmissions and hybrid-propulsion systems for transit buses, we are several levels removed from the actual mining of conflict minerals, and we do not make purchases of raw ore or unrefined conflict minerals. In order to determine whether conflict minerals used in the manufacture of our products originated in the Covered Countries, we relied on our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from their suppliers. Our RCOI included contacting each of our suppliers and asking them to provide information on the conflict minerals contained in each of the parts supplied by that supplier and the source of the conflict minerals.

3.	Due Diligence

Allison conducted due diligence on the source and chain of custody of the conflict minerals that are included in our products and for which, based on our RCOI, we have not been able to determine whether the conflict minerals may have originated in the Covered Countries and may not have come from recycled or scrap sources.

Design of Due Diligence. Allison’s due diligence procedures were designed to conform with the Organisation of Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (“OECD Framework”), which is an internationally recognized due diligence framework. Our due diligence process included: (i) adopting a conflict minerals policy; (ii) organizing an internal management team to support our supply chain due diligence efforts; (iii) identifying and assessing the risk in our supply chain; (iv) conducting a supply-chain survey with direct suppliers of materials containing conflict minerals; (v) receiving representations from our suppliers; and (vi) comparing the smelters and refiners identified in the supply-chain survey against the list of smelter and refiner facilities which have been identified as “conflict free”.

Due Diligence Measures Performed. As part of our due diligence procedures, Allison adopted a company policy that governs the supply-chain of conflict minerals from the Covered Countries. In addition, we established an internal, cross-functional team to oversee our conflict minerals due diligence process, led by our Chief Compliance Officer and a team of subject matter experts from relevant functional areas. Senior management and the Audit Committee of our Board of Directors are briefed about the results of our due diligence efforts on a regular basis.

In addition, we performed a comprehensive analysis of our products, and the role that suppliers play throughout our manufacturing processes. We defined our supply-chain conflict minerals due diligence scope of work by including direct suppliers that provide components and materials that are likely to contain conflict minerals. We conducted a supply-chain survey using the iPoint Conflict Minerals Platform (“iPCMP”) and the Electronic Industry Citizenship Coalition® (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template to identify the smelters and refiners responsible for processing the conflict minerals.

To assist in collecting data from and engaging with our suppliers, we engaged a third party data collection and software vendor to conduct outreach and training as well as archive the completed supplier responses. As part of our supply-chain survey, we received representations from our suppliers, including DRC conflict-free designations, and compared the smelters and refiners identified in the supply-chain survey against the list of smelter and refiner facilities which have been identified as conflict free by programs such as the EICC/GeSI Conflict Free Smelter program for conflict minerals. Through our third party provider, we created and maintained a database of this information.

Of our direct suppliers, 100% were within the scope of our RCOI. We received responses from suppliers covering over 80% of our direct supplier spend.

As a result of the due diligence measures described above, we have determined that our commercial and defense fully-automatic transmissions and hybrid propulsion systems for transit buses are DRC conflict undeterminable.

Risk Mitigation and Future Due Diligence Measures. Because of the size, breadth and complexity of our products and supply-chain, it will take time for many suppliers to verify the origin of their conflict minerals. As we further develop our due diligence program in calendar year 2015, we intend to implement the following steps to improve the information gathered from our due diligence efforts and to further mitigate the risk that our necessary conflict minerals do not benefit armed groups:

•	working with suppliers to increase the response rate, completeness and accuracy of supply-chain surveys;

•	informing suppliers identified as sourcing from non-conflict free smelters to move towards using conflict free smelters within a reasonable time frame, depending on the criticality of the specific part and the availability of alternative suppliers;

•	utilizing the most current conflict minerals reporting templates; and

•	monitoring relevant trade associations and the OECD to evaluate best practices in determining whether products contain conflict minerals.